Exhibit 99.3

STEAMBOAT CAPITAL PARTNERS	*	IN THE CIRCUIT COURT
MASTER FUND, LP a Cayman Islands
exempted limited partnership,	*	FOR
31 Old Wagon Road
Old Greenwich, Connecticut 06870	*	BALTIMORE COUNTY,

and	*	MARYLAND

STEAMBOAT CAPITAL PARTNERS II, LP,	*	CASE No.: ____________________
a Delaware limited partnership
31 Old Wagon Road	*
Old Greenwich, Connecticut 06870
*
Plaintiffs,
*
v.
*
WHEELER REAL ESTATE INVESTMENT
TRUST, INC., a Maryland corporation,	*
1519 York Road
Lutherville, Maryland 21093	*

SERVE ON:	*
Cogency Global Inc.
1519 York Road	*
Lutherville, Maryland 21093,
*
Defendant.

 *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *

CLASS ACTION COMPLAINT

Plaintiffs, by their undersigned counsel, state as follows:

NATURE OF THE ACTION

1. Defendant, Wheeler Real Estate Investment Trust, Inc. (“Wheeler”), is a Maryland corporation. Its Amended and Restated Articles of Incorporation (the “Articles”) created Series B Preferred Stock (“Series B”), and Articles Supplementary created Series D Cumulative Convertible Preferred Stock (“Series D”) (collectively with Series B, the “Preferred Stock”).

2. Each share of Preferred Stock is entitled to a quarterly fixed dividend.

3. Additionally, the Articles (for Series B) and the Articles Supplementary (for Series D) provide a number of protections to the Preferred Stock shareholders, including that dividends on Series B and Series D are cumulative and have to be paid on a priority basis before any dividends are paid, or cash or other property is distributed, to common stock shareholders.

4. No dividends have been paid or declared on either series of Preferred Stock since October 2018.

5. On July 22, 2021, Wheeler announced a Rights Offering to common stock shareholders in which it distributed to each common stock shareholder of record as of June 1, 2021 non-transferable rights (the “Rights”) to purchase 7% Senior Subordinated Convertible Notes Due 2031 (the “Notes”). The Rights were only distributed to Wheeler common stockholders.

6. The Rights offered Wheeler common shareholders the option to purchase the Notes at $25 per Note. The Notes are convertible, at any time, at the option of their holder, to Wheeler common stock.

7. The Rights are property distributed by Wheeler to its common stock shareholders that, pursuant to the Articles and the Articles Supplementary, Wheeler was prohibited from distributing while dividends to the preferred shareholders remained unpaid.

8. Wheeler’s breach of its charter obligations vested the right to the accrued Series B and Series D dividends, and those dividends must be paid to those shareholders respectively. Any interest payments that may be paid to the holders of the Notes distributed to common stockholders through the Rights Offering also represent distributions that cannot be made unless dividends have been paid to the Series B and Series D shareholders. Further, the issuance of the Notes through the Rights Offering to the common stockholders was in violation of Md. Code, Corporations & Associations Article, § 2-204(a).

9. Wheeler has scheduled a Special Meeting of Common Stockholders on November 3, 2021, at which the common stockholders will vote whether to amend the terms of the Series B to remove its cumulative dividend rights (the “Vote”). In other words, Wheeler is asking its common shareholders to strip the Series B shareholders of their vested right to the dividends that they should have received when the Rights were distributed.

10. The proposed amendment purports to retroactively and unlawfully deprive Series B of an important right that they purchased. As such, the amendment, if passed, is void as to dividends that should have been paid when the Rights were distributed and may not retroactively affect the right to receive those dividends.

11. Plaintiffs, as shareholders of Series B and Series D, bring this action to enforce their contractual rights: because accrued dividends on the Preferred Stock were required to be declared and paid before Wheeler made its Rights distribution to its common stock shareholders, Wheeler breached its contractual obligations to Plaintiffs and to all Series B and Series D shareholders.

PARTIES

12. Plaintiffs are, and at all times material to this Complaint were, owners of shares of Series B and Series D. Plaintiff Steamboat Capital Partners Master Fund, LP currently owns 185,230 shares of Series B and 328,828 shares of Series D. Plaintiff Steamboat Capital Partners II, LP currently is the owner of 2,568 shares of Series B and 4,319 shares of Series D.

13. Wheeler is a publicly-traded company incorporated under the laws of Maryland with its principal office located at 1519 York Road, Lutherville, Maryland 21093 (Baltimore County).

JURISDICTION AND VENUE

14. This Court has jurisdiction over this matter pursuant to Maryland Code, Courts and Judicial Proceedings Article (“CJP”) § 1-501.

15. This Court has jurisdiction over the Defendant pursuant to CJP §§ 6-102 because Wheeler is organized under the laws of the State of Maryland.

16. Venue is proper in Baltimore County pursuant to CJP § 6-201 because Wheeler maintains its principal offices in Maryland in Baltimore County.

FACTUAL ALLEGATIONS

A. Background

17. The Articles and the Articles Supplementary give holders of Series B and Series D certain rights and preferences over the common stock shareholders, including the right to preferentially receive quarterly dividends.

18. Section 5.3.13(a) of the Articles provides that Series B is entitled to dividends at 9% per annum of the $25 liquidation preference per share, and Sections 3(a) and 3(e) of the Articles Supplementary provides that Series D is entitled to dividends at 10.75% of the $25 liquidation preference per share for any period for which dividends have not been timely paid.

19. The governing documents also provide that unless Wheeler paid all quarterly dividends to the Preferred Shareholders on a cumulative basis,1 no dividends or distributions can be made to common stock shareholders.

20. Under the “Stock” article of the Articles, Section 5.3.2, Dividends, states “[n]o deposit, payment, dividend or distribution of any kind shall be made with respect to the Common Stock unless all dividends payable on the Preferred Stock have been paid.”

[1]	Specifically, the Articles provide this for Series B, and the Articles Supplementary provide this for Series D.

21. Section 5.3.13, Dividends, under the “Series B Preferred Stock” subheading, states:

(e) Except as set forth in the preceding paragraph, unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on the Series B Preferred Stock have been, or are concurrently therewith, declared and paid or declared and set apart for payment for all past Dividend Periods, no dividends (other than dividends or distributions paid in shares of junior stock or options, warrants or rights to subscribe for or purchase shares of junior stock) shall be declared and paid or declared and set apart for payment and no other distribution of cash or other property may be declared and made, directly or indirectly, by the Corporation with respect to any shares of junior stock2 or parity stock, nor shall any shares of junior stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of an employee incentive or benefit plan) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the Corporation (except by conversion into or exchange for shares of junior stock or options, warrants or rights to subscribe for or purchase shares of junior stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of junior stock. (Emphasis added.)

22. Similarly, for the Series D shares, Section 3(d) of the Articles Supplementary states:

Except as provided in the immediately preceding paragraph, unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on the Series D Preferred Stock have been, or are concurrently therewith, declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than a dividend in shares of Junior Stock3 or in options, warrants or rights to subscribe for or purchase any such shares of Junior Stock) shall be declared and paid or declared and set apart for payment nor shall any other distribution of cash or other property be declared and made, directly or indirectly, by the Corporation upon the Junior Stock or the Parity Preferred Stock, nor shall any shares of Junior Stock or Parity Preferred Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares), directly or indirectly, by the Corporation (except (i) by conversion into or exchange for Junior Stock, (ii) the purchase of shares of Series D Preferred Stock, Junior Stock or Parity Preferred Stock pursuant to the Charter to the extent necessary to preserve the Corporation’s qualification as a REIT or (iii) the purchase of shares of Parity Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock).” (Emphasis added.)

[2]	Section 5.3.12 of the Articles provides that “[t]he Series B Preferred Stock shall, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock and any other class or series of stock of the Corporation the terms of which specifically provide that the holders of the Series B Preferred Stock are entitled to receive dividends or amounts distributable upon the liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of shares of such class or series . . .”.

[3]	In Section 2 of the Articles Supplementary, “Junior Stock” is defined as:

[T]he Corporation’s common stock and [ ] any other class or series of capital stock of the Corporation issued in the future, unless the terms of such stock expressly provide that it ranks senior to, or on parity with, the Series D Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

23. Wheeler has failed to pay quarterly dividends due on Series B and Series D since October 2018. Accordingly, as of the date the Rights Offering ended, dividends accrued on Series B are equivalent to $5.625 per share, with an additional $.5625 per share accruing each quarter thereafter, and dividends accrued on Series D are equivalent to $6.71875 per share, with an additional $.671875 per share accruing each quarter thereafter. This failure to pay dividends triggered the express prohibition of any distribution to common stock shareholders.

B. Wheeler announces the Rights Offering and distributes the Rights

24. On June 2, 2021, Wheeler notified the Securities and Exchange Commission that it was “granting to [its common] stockholders Rights to purchase 7% senior subordinated convertible Notes” and “distributing [the Rights], at no charge, to holders of our common stock.” (Emphasis added.) The Rights were distributed to those holding Wheeler’s common stock at 5:00 p.m., New York City time on June 1, 2021.

25. The non-transferable Rights “entitle the holders of [Wheeler’s] Common Stock to purchase Notes for an aggregate purchase price of $30 million.”

C. The Notes

26. Through the Rights Offering common stockholders received one Right for each eight (8) shares of common stock they own. Each Right entitled the holder to purchase $25.00 principal amount of Notes.

27. The Notes will mature on December 31, 2031, and provide that they shall be settled in cash or shares of Wheeler’s common stock.

28. The Notes bear an interest rate of 7% per annum, payable semi-annually in (a) cash, (b) shares of Series B, or (c) shares of Series D. For purposes of interest on the Notes, the value of a share of Series B or Series D is equal to 55% of its average price determined over a specified period.

29. The Notes are convertible, in whole or in part, at any time, at the option of the holders, into shares of common stock at a conversion price of $6.25 per share of common stock. After September 21, 2023, if Series D shareholders have required Wheeler to redeem at least 100,000 shares of Series D, the price at which the Notes can be converted into Wheeler common stock is reduced to the lower of (i) 55% of its regular conversion price and (ii) a 45% discount to lowest price at which a holder of Series D converted any shares of Series D to Wheeler common stock.4

30. The Notes mandatorily convert at maturity, or upon a change of control. After January 1, 2024, Wheeler may redeem the Notes at any time. Upon maturity or redemption the Notes may be paid in cash or stock. In any mandatory conversion, redemption or upon maturity, the common stock shall be valued at 55% of its price determined over a specified period.

[4]	After September 21, 2023, the holders of Series D have the option to require the Corporation to redeem Series D shares at a redemption price of $25.00 per share, plus an amount equal to all accrued but unpaid dividends.

D. The Rights Offering ends

31. The Rights Offering expired on August 13, 2021. Notes were issued in the aggregate principal amount of $30 million.

32. As a result of the Rights Offering, common stockholders affiliated with the Chairman of the Board of Wheeler—which owned 12% of the common stock—became the owner of $24,988,875 of the Notes, constituting over 83% of the Notes. Other common stockholders became the owners of just $2,818,650 of the Notes and certain third parties became owners of $2,192,475 of the Notes.

E. Wheeler announces the proxy vote

33. On August 23, 2021, Wheeler announced that it will hold a special meeting of its stockholders on November 3, 2021. On September 22, 2021, Wheeler filed a preliminary proxy with the SEC in connection with this meeting. At the special meeting, common stockholders will be asked to consider and vote on a proposal to amend the terms of the Series B so that dividends on Series B are non-cumulative.

34. The proposed amendment purports to strip the Series B shareholders of their rights to dividends, including retroactively stripping those rights that vested as a result of Wheeler’s breach of the Articles without any input from the Series B shareholders. This vote purports to eliminate the $11,606,191 in accrued Series B dividends, vested due to Wheeler’s breach.

CLASS ACTION ALLEGATIONS

35. Plaintiffs bring this action as a direct class action because it involves injury directly to the holders of Series B and Series D. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Maryland Rule 2-231 on behalf of two classes: (i) all holders of Series B (the “Series B Class”), and (ii) all holders of Series D (the “Series D Class,” and together with the Series B Class, the “Classes”). This action is properly maintainable as a class action for the reasons set forth below.

36. The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or more members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by Wheeler or its transfer agent and may be notified of this pending action by mail, using the form of notice similar to that customarily used in class actions.

37. Plaintiffs’ claims are typical of the claims of the members of each Class as all members of the Classes are similarly affected by Defendants’ wrongful conduct.

38. Plaintiffs will fairly and adequately protect the interests of the members of each Class. Plaintiffs are members of both Classes and will vigorously represent the interests of each category of Class member in the same manner as Plaintiffs’ own interest will be represented. Plaintiffs know of no conflicts or antagonisms between its individual interests and those of other Class members, and Plaintiffs have retained counsel competent and experienced in class and securities litigation.

39. Wheeler has acted on grounds generally applicable to the Classes, thereby making appropriate final injunctive relief and corresponding declaratory relief with respect to the rights of the members of the Classes as a whole. Certification is therefore appropriate under Md. Rule 2-231(b)(2).

40. Common questions of law and fact exist as to all members of the Classes and predominate over any questions solely affecting individual members of the classes, making certification appropriate under Md. Rule 2-231(b)(3). Among the questions of law and fact common to the Classes are:

a.	Whether under Section 5.3.13 of the Articles, Wheeler breached its express contract with Series B shareholders by distributing Rights to the common stock shareholders when Series B dividends have accrued but have not paid since October 2018;

b.	whether, under Section 3(d) of the Articles Supplementary, Wheeler breached its express contract with Series D shareholders by distributing Rights to the common stock shareholders when Series D dividends have accrued but have not paid since October 2018;

c.	whether the Preferred Stock shareholders, if Wheeler is found to have breached its express contract with them, are entitled to the benefit of that bargain, that is, the payment of accrued dividends as of the distribution of the Rights;

d.	whether the distribution of interest payments on Notes purchased by exercise of the Rights is a continuing breach of Wheeler’s contract with the Preferred Stock shareholders;

e.	whether the Preferred Stock shareholders are entitled to payment of dividends prior to any payment of interest on Notes purchased by exercise of the Rights or, alternatively, whether Wheeler is prohibited from distributing any interest payments on Notes purchased by exercise of the Rights if any dividends to the Preferred Stock shareholders remain unpaid;

f.	whether by breaching the express contract with Series B, Wheeler’s actions vested the accrued Series B dividends such that Series B shareholders have an interest in such dividends that prohibits Wheeler from applying the amendment, if passed, retroactively to the accrued Series B dividends.

41. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small where few shares are owned, the expense and burden of individual litigation may make it impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

Breach of Articles Requiring Payment of Series B Dividends

42. Plaintiffs re-allege the factual allegations of the preceding paragraphs as if fully set forth here.

43. In order to make a distribution of property to its common stock shareholders, Wheeler was first required to declare and pay the dividends accrued on the Series B.

44. Series B dividends have accrued quarterly and not been paid since October 2018.

45. The Rights are property that was distributed to the common stock shareholders.

46. Wheeler breached the terms of the Articles for the Series B by distributing the Rights and through the Rights, the Notes, to common stock shareholders while there were accrued but unpaid Series B dividends.

47. Because Wheeler made a distribution to its common stock shareholders in breach of the Articles, the Series B shareholders have been damaged and Wheeler must declare and pay the accrued Series B dividends to the Series B shareholders.

COUNT II

Continuing Breach of Articles Requiring Payment of Series B Dividends Before Distribution of Interest Payments

48. Plaintiffs re-allege the factual allegations of the preceding paragraphs as if fully set forth here.

49. Wheeler is required to distribute interest payments at 7% per annum to the holders of the Notes semi-annually.

50. Because the Notes were distributed to common stockholders pursuant to the Rights Offering, in breach of the Articles, each such interest distribution on Notes purchased by the exercise of the Rights, at a time when any accrued dividends are unpaid, will be a continued breach of the Articles with respect to the Series B shares.

51. Before making any such distribution of interest, Wheeler must declare and pay any accrued Series B dividends and the failure to do so damages Plaintiffs and other holders of the Series B.

COUNT III

Breach of Articles Supplementary Requiring Payment of Series D Dividends

52. Plaintiffs re-allege the factual allegations of the preceding paragraphs as if fully set forth here.

53. In order to make a distribution of property to its common stock shareholders, Wheeler was first required to declare and pay the dividends accrued on the Series D.

54. Series D dividends have accrued quarterly and not been paid since October 2018.

55. Wheeler breached the terms of the Articles Supplementary for the Series D by distributing the Rights and, through the Rights, the Notes, to common stock shareholders before paying accrued Series D dividends.

56. Because Wheeler made a distribution to its common stock shareholders in breach of the Articles Supplementary, the Series D shareholders have been damaged and Wheeler must pay the accrued Series D dividends to the Series D shareholders.

COUNT IV

Continuing Breach of Articles Supplementary Requiring Payment of Series D Dividends Before Distribution of Interest Payments

57. Plaintiffs re-allege the factual allegations of the preceding paragraphs as if fully set forth here.

58. Wheeler is required to distribute interest payments at 7% per annum to the holders of the Notes semi-annually.

59. Because the Notes were distributed to common stockholders pursuant to the Rights Offering, in breach of the Articles Supplementary, each such interest distribution on Notes purchased by exercise of the Rights, at a time when accrued dividends are unpaid, will be a continued breach of the Articles Supplementary with respect to the Series D.

60. Before making any such distribution of interest, Wheeler must declare and pay any accrued Series D dividends and the failure to do so damages Plaintiffs and other holders of the Series D.

COUNT V

Violation of Md. Code, Corporations & Associations Article, § 2-204(a)

61. Plaintiffs re-allege the factual allegations of the preceding paragraphs as if fully set forth here.

62. Md. Code, Corporations & Associations Article, § 2-204(a) provides that “a corporation may not issue stock or convertible securities in violation of a limitation or restriction contained in its charter or bylaws.”

63. The Notes, that resulted from the exercise of the Rights, are convertible securities.

64. The Rights and Notes were distributed in violation of the restriction in Wheeler’s charter on distributions to common stock shareholders when accrued Preferred Stock dividends have not been paid.

65. Accordingly, the issuance of the Notes to common stockholders pursuant to the Rights violated Md. Code, Corporations & Associations Article, § 2-204(a). Defendant’s actions are ultra vires, and no interest payments on such Notes can be distributed unless all accrued dividends are paid prior thereto.

COUNT VI

Breach of Articles by Amending the Terms of Series B and Stripping Its Shareholders of Their Vested Rights to Dividends.

66. Plaintiffs re-allege the preceding paragraphs as if fully set forth here.

67. Wheeler has breached the Articles by distributing the Rights and, through the Rights, the Notes, to common stock shareholders while there were accrued and unpaid dividends on Series B.

68. As such, the right to those accrued dividends has vested in the Series B shareholders.

69. Any amendment of the Articles cannot strip the Series B shareholders’ right to vested dividends; therefore, if the amendment is passed, Wheeler may not apply it retroactively.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Declaring that the distribution of the Rights and of the Notes through the Rights Offering breached the contract between Wheeler and Series B shareholders enumerated in the Articles;

B. Entering an injunction directing Wheeler to declare and pay all accrued Series B dividends as of the date of distribution of the Rights or, in the alternative awarding damages in the amount of those dividends;

C. Declaring that distribution of any interest payments on Notes issued to common stockholders through the Rights Offering, if any accrued and unpaid Series B dividends exist, is a continuing breach of the contract between Wheeler and Series B shareholders enumerated in the Articles;

D. Determining that this action is a proper class action under Rule 2-231 of the Maryland Rules of Procedure, that Plaintiffs are appropriate class representatives for each of the Classes, and that their counsel is appropriate Class Counsel;

E. Entering an injunction directing Wheeler to declare and pay all accrued Series B dividends prior to distributing any interest payments on the Notes issued to common stockholders through the Rights Offering or, in the alternative, prohibiting Wheeler from distributing any interest payments on such Notes until all accrued Series B dividends are paid;

F. In the alternative to paragraph E, above, if an injunction is not entered and Wheeler distributes interest payments on Notes issued to common stockholders through the Rights Offering, awarding damages to the Series B shareholders in the amount of accrued dividends;

G. Declaring that the distribution of the Rights and of the Notes through the Rights Offering breached the contract between Wheeler and Series D shareholders enumerated in the Articles Supplementary;

H. Entering an injunction directing Wheeler to declare and pay all accrued Series D dividends as of the date of distribution of the Rights or, in the alternative awarding damages in the amount of those dividends;

I. Declaring that distribution of any interest payments on Notes issued to common stockholders through the Rights Offering, if any accrued and unpaid Series D dividends exist, is a continuing breach of the contract between Wheeler and Series D shareholders enumerated in the Articles Supplementary;

J. Entering an injunction directing Wheeler to declare and pay all accrued Series D dividends prior to distributing any interest payments on the Notes issued to common stockholders through the Rights Offering or, in the alternative, prohibiting Wheeler from distributing any interest payments on such Notes until all accrued Series D dividends are paid;

K. In the alternative to paragraph J, above, if an injunction is not entered and Wheeler distributes interest payments on Notes issued to common stockholders through the Rights Offering, awarding damages to the Series D shareholders in the amount of accrued dividends;

L. Declaring that the issuance of the Notes to common stockholders pursuant to the Rights violated Md. Code, Corporations & Associations Article, § 2-204(a);

M. If the amendment passes stripping the Series B shareholders of their right to cumulative dividends, enjoining Wheeler from applying the amendment retroactively to dividends that have accrued and are unpaid as of the date of the amendment;

N. Awarding Plaintiffs and the Classes their reasonable costs and expenses incurred in this action, including attorneys’ fees and expert fees; and

O. Such other and further relief as the Court may deem just and proper.

/s/ John B. Isbister
John B. Isbister (CPF# 7712010177)
jisbister@tydings.com
Daniel S. Katz (CPF# 8011010192)
dkatz@tydings.com
Timothy R. VanCisin (CPF# 1912180188)
tvancisin@tydings.com
TYDINGS & ROSENBERG LLP
One East Pratt Street, Suite 901
Baltimore, Maryland 21202
(410) 752-9700

Counsel for Plaintiffs

CERTIFICATE OF NON-RESTRICTED INFORMATION

Pursuant to Maryland Rule 20-201(f), I hereby certify that the attached filing does not contain any restricted information.

/s/ Timothy R. VanCisin
Timothy R. VanCisin (CPF# 1912180188)